Exhibit 2.03

EXECUTION COPY

AMENDMENT NO. 2

to the

PURCHASE AND SALE AGREEMENT

by and between

CARDINAL HEALTH, INC.

and

PHOENIX CHARTER LLC

Dated as of January 25, 2007

Amendment No. 1 Dated as of March 9, 2007

Amendment No. 2 Dated as of April 10, 2007

AMENDMENT NO. 2 TO

PURCHASE AND SALE AGREEMENT

This AMENDMENT NO. 2, dated as of April 10, 2007 (this “Amendment”), to the Purchase and Sale Agreement, dated as of January 25, 2007, as amended by Amendment No. 1 to the Purchase and Sale Agreement dated as of March 9, 2007 (collectively, the “Purchase Agreement”), is by and between Cardinal Health, Inc., an Ohio corporation (“Seller”), and Phoenix Charter LLC, a Delaware limited liability company (“Purchaser”).

RECITALS

WHEREAS, in accordance with Section 11.8 of the Purchase Agreement, Seller and Purchaser desire to amend the Purchase Agreement as set forth in this Amendment; and

WHEREAS, all capitalized terms used but not defined in this Amendment shall have the meaning ascribed to such terms in the Purchase Agreement.

NOW, THEREFORE, in consideration of the mutual promises hereinafter set forth and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound, Seller and Purchaser agree as follows:

1. Reimbursement for Certain Bank Overdrafts and Checks. Purchaser agrees that, following the Closing, with respect to any bank overdraft (excluding undrawn lines) of Seller or any of its Subsidiaries (other than a Transferred Entity) or any portion of any outstanding check issued by Seller or any of its Subsidiaries (other than a Transferred Entity), which bank overdraft or portion of an outstanding check is treated as Closing Indebtedness, Purchaser shall cause the appropriate Transferred Entity, on behalf of which such bank overdraft was incurred or check was issued, to reimburse Seller for such bank overdraft or such portion of such check, as promptly as practicable (and in no event later than 3 Business Days) following receipt of evidence reasonably satisfactory to Purchaser of such bank overdraft or the funding by the Seller or any of its Subsidiaries (other than a Transferred Entity) of such check. If Purchaser shall have paid any amount to Seller pursuant to the foregoing sentence in respect of a bank overdraft or a portion of an outstanding check, and such amount is not included in the Final Closing Indebtedness as a result of such bank overdraft or portion of an outstanding check, then Seller shall return such amount to Purchaser at the time of any payment pursuant to Section 2.4(h). Within 30 days of the Closing Date, Seller shall deliver to Purchaser a complete list of any bank overdraft or portion of an outstanding check that is part of Closing Indebtedness pursuant to clause (iv) of the definition of “Indebtedness”, and Purchaser shall not be obligated to reimburse any funds pursuant to this paragraph prior to the delivery of such list; provided that (1) Purchaser shall cause the Transferred Entities to cooperate with Seller in producing such list, and shall provide Seller with access to the books and records reasonably necessary to produce such list; and (2) Seller shall have the right to update such list for overdrafts and checks omitted from the list in good faith (including such overdrafts and checks identified in the process of determining the Final Closing Indebtedness that had been omitted in good faith in the preparation of the Estimated Closing Statement and the calculation of the Estimated Closing Indebtedness).

2. Proceeds of Sale. Section 2.6 of the Purchase Agreement is amended and restated as follows (additional text is double underlined):

“Seller agrees that the proceeds, if any, that Seller or any of its Subsidiaries (including the Transferred Entities) receives under the transactions described in Section 2.6 of the Seller Disclosure Schedule (including any proceeds received under any earn-out), to the extent that any such transaction is consummated prior to the Closing, shall either (a) be owned by a U.S. Transferred Entity as of the Closing, (b) be a dollar-for-dollar reduction to the Purchase Price payable by Purchaser to Seller in respect of the Transferred Interests and the Transferred Receivables or (c) be wired by the Closing Date to an account designated by Purchaser, and, in each case, ~~that~~ such proceeds, if any, shall be disregarded for purposes of calculating Closing Cash and Cash Amount.

3. Survival of Supply Agreement. Section 5.9 of the Purchase Agreement is amended and restated as follows (deleted text is struck through and additional text is double underlined):

“5.9 Termination of Intercompany Agreements. Effective at the Closing, all Contracts, including all obligations to provide goods, services or other benefits, between Seller and/or any of its Subsidiaries (other than any Transferred Entity), on the one hand, and any Transferred Entity, on the other hand, shall be terminated without any party having any continuing obligation to the other, except for (i) this Agreement, (ii) the Ancillary Agreements, (iii) the supply agreement to be executed prior to the Closing pursuant to Section 5.17 and ~~(iii)~~ (iv) the other Contracts listed in Section 5.9 of the Seller Disclosure Schedule.”

4. Use of Names, etc. The first sentence of Section 5.11 of the Purchase Agreement is amended so that “Within 30 days after the Closing Date” is replaced with “By no later than July 1, 2007”.

5. Transfer of Certain Employees – Section 6.1(a). Section 6.1(a) of the Purchase Agreement is amended and restated as follows (deleted text is struck through and additional text is double underlined):

“6.1 Employees and Compensation. (a) Seller will provide that no later than immediately prior to the Closing, the employment of each individual who is employed in the Business (including such employees on short term disability, sick leave, or other authorized leave of absence or military leave), other than the employees designated as “Delayed Transfer Employees” on Section 6.1(a) of the Seller Disclosure Schedule (such employees on such Section of the Seller Disclosure Schedule, the “Delayed Transfer Employees”), shall be transferred to the Transferred Entities. Section 6.1(a) of the Seller Disclosure Letter sets forth the name and title of each Transferred Entity Employee employed in the United States, and Seller will, following the date hereof, update such list to add Transferred Entity Employees employed outside the United States (and will make reasonable best efforts to so update the list within 15 days following the date hereof). The provisions of this Article VI are solely for the benefit of the parties to this Agreement, and no employee or former employee of the Transferred Entities or any other individual associated therewith shall be regarded for any purpose as a third party beneficiary of this Agreement as a result of this Article VI.”

6. Transfer of Delayed Transfer Employees. The Purchase Agreement is amended and supplemented to add the following as Section 6.5(c) of the Purchase Agreement:

“(c) Delayed Transfer Employees shall, following the Closing, continue employment with Seller and its Affiliates but provide services to Purchaser and its Affiliates, on the terms and subject to the conditions set forth in the Transition Services Agreement. Effective as of the first anniversary of the Closing Date or such earlier date as may be agreed between Seller and Purchaser in respect of a Delayed Transfer Employee (such first anniversary or earlier date, the ‘Transfer Date’ with respect to the applicable employee), Purchaser or its appropriate Affiliate shall offer employment to the applicable Delayed Transfer Employee on such terms of employment as would have been required following the Closing Date by the terms of this Agreement had such Delayed Transfer Employee been a Transferred Entity Employee as of the Closing Date and on such terms as shall ensure that no severance (statutory or otherwise) or similar payments are due to the applicable Delayed Transfer Employee as a result of such employee’s termination of service with Seller and its Affiliates; provided that, in the event that it is not possible or legally permissible for the employment of a Delayed Transfer Employee to be terminated or transferred to Purchaser and its Affiliates without the incurrence by Seller and its Affiliates of a severance liability or any other cost or expense (including any amount due to the Delayed Transfer Employee under applicable Law or under contract as a result of the termination or transfer of such Delayed Transfer Employee), Purchaser shall reimburse Seller and its Affiliates for the full amount of such liability, cost and expense. Effective as of a Delayed Transfer Employee’s Transfer Date, such employee shall be deemed a Transferred Entity Employee for purposes of this Agreement. As applied to Delayed Transfer Employees, the references to the ‘Closing Date’ in Sections 6.2(f), 6.2(g) and 6.4 shall be deemed to refer to the applicable Delayed Transfer Employee’s Transfer Date.”

7. Payment of Bonuses – Section 6.1(b)(iv). Section 6.1(b)(iv) of the Purchase Agreement is amended and restated as follows:

“(iv) Seller shall make a determination, as soon as practicable following the Closing Date, as to the pro-rated portion of the bonus amounts that would otherwise be payable to Transferred Entity Employees, if any, under Seller’s annual bonus plan, based upon performance of the Business and based upon the percentage of the applicable fiscal year that shall have elapsed through the Closing Date, the amount of such bonuses to be determined in good faith and consistent with past practice by Seller pursuant to the terms of the applicable plan and communicated to Purchaser (the ‘Seller Bonus Amount’). As soon as commercially practicable following the Closing Date, Purchaser shall cause the Transferred Entities to provide Seller with all information reasonably necessary for Seller to determine the Seller Bonus Amount for the Transferred Entity Employees. Purchaser shall pay to each Transferred Entity Employee, in accordance with the terms of Seller’s annual bonus plan and consistent with past practice, the bonus, if any, payable to Transferred Entity Employees under such annual bonus plan based upon performance of the Business through the end of the applicable fiscal year (or such earlier date as may be provided under the terms of Seller’s annual bonus plan). As soon as commercially practicable following the payment of the aggregate amounts required to be made pursuant to this Section 6.1(b)(iv) by Purchaser (x) Seller shall reimburse Purchaser for an amount equal to (1) the aggregate portion of the Seller Bonus Amount actually paid by Purchaser to Transferred Entity Employees pursuant to this Section 6.1(b)(iv) in accordance with the terms of Seller’s annual bonus plan, consistent with past practice (excluding for this purpose any payments reimbursed pursuant to clause (y) of this proviso to Shared Services Employees), less (2) the actual Tax Benefit received by Purchaser related to such amount, less (3) $8,000,000, and (y) Seller shall reimburse Purchaser for an amount equal to (1) the aggregate portion of the Seller Bonus Amount actually paid by Purchaser to Shared Services Employees pursuant to this Section 6.1(b)(iv) in accordance with the terms of Seller’s annual bonus plan, consistent with past practice, less (2) the actual Tax Benefit received by Purchaser related to such amount; provided that, any reimbursement payment made by Seller pursuant to this Section 6.1(b)(iv) shall be conditioned on the prior receipt by Seller of a list containing the names of all Transferred Entity Employees who actually received a portion of the Seller Bonus Amount in accordance with the terms of the applicable bonus plan. Purchaser shall indemnify and hold harmless the Seller Indemnified Parties from and against all Losses resulting from or arising out of the timing or non-payment of the actual Seller Bonus Amount reimbursed by Seller pursuant to this Section 6.1(b)(iv).”

8. Amendment to Seller Disclosure Schedule. Section 6.1(a) of the Seller Disclosure Schedule to the Purchase Agreement is amended and supplemented as set forth in the Annex to this Amendment.

9. Miscellaneous. Sections 1.3(c) (Interpretation; Absence of Presumption), 11.1 (Counterparts), 11.2 (Governing Law; Jurisdiction and Forum; Waiver of Jury Trial), 11.5 (Notices), 11.6 (Successors and Assigns), 11.7 (Third-Party Beneficiaries), 11.8 (Amendments and Waivers), 11.10 (Severability) of the Purchase Agreement are restated in this Amendment in full, with the exception that references to “this Agreement” shall be references to “this Amendment.”

10. Remainder of Agreement. Except as expressly set forth in this Amendment, this Amendment shall not by implication or otherwise alter, modify, amend or in any way affect any of the provision of the Purchase Agreement or any exhibit or schedule to the Purchase Agreement, all of which provisions shall continue to be in full force and effect. Whenever the Purchase Agreement is referred to in the Purchase Agreement or in any other agreement, document or instrument, such reference shall be deemed to be to the Purchase Agreement, as amended by this Amendment.

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IN WITNESS WHEREOF, this Amendment has been signed by or on behalf of each of the parties as of the day first above written.

CARDINAL HEALTH, INC.

By:	/s/ Brendan Ford
Name:	Brendan Ford
Title:	Executive Vice President-Corporate Development

PHOENIX CHARTER LLC

By:	/s/ Michael Dal Bello
Name:	Michael Dal Bello
Title:	President and Secretary

[Signature Page to Amendment No. 2 to Purchase Agreement]